Name:		J. Veronica Biggins

Address:	4893 Riverdale Rd., Suite 260
		Atlanta, GA  30337

Company:	Morrison Fresh Cooking, Inc. (MFC)

Position:	Director

Statement for
Month/Year:	NOVEMBER, 1996

NON-DERIVATIVE SECURITIES ACQUIRED,
DISPOSED OF, OR BENEFICIALLY OWNED

1.	Title of Security:		Common Stock

	Transaction Date:		9-3-96

	Transaction Code:	N*

	Security Acquired (A)
	or Disposed (D) of:	Acquired

	Amount:		266

	Price:			$5.625

	Ownership Form:	Direct

2.	Title of Security:		Common Stock

	Transaction Date:		9-3-96

	Transaction Code:	N*

	Security Acquired (A)
	or Disposed (D) of:	Acquired

	Amount:		40

	Price:			*

	Ownership Form:	Direct


	AMOUNT OF SECURITIES BENEFICIALLY
	OWNED AT END OF MONTH:				5761

	Nature of Indirect Beneficial Ownership:

DERIVATIVE SECURITIES ACQUIRED,
DISPOSED OF, OR BENEFICIALLY OWNED

1. 	Title of Security:	Stock Option (Right to Buy)

	Conversion or
	Exercise Price of
	Derivative Security:	$5.625

	Transaction Date:	9-3-96

	Transaction Code:	N*

	Number of Derivative
	Securities Acquired
	(A) or Disposed (D) of:	918

	Date Exercisable:	3-3-97

	Expiration Date:	9-3-2001

	Title:			Par Common

	Amount of Shares:	918

	Price of Derivative
	Security:		*

	NUMBER OF DERIVATIVE SECURITIES
	BENEFICIALLY OWNED AT END OF MONTH:	2283

	Ownership Form of Derivative Security
	Direct (D) or Indirect (I):					D

*Issued pursuant to the Morrison Fresh Cooking, Inc. Stock Incentive and Deferred Compensation Plan for Directors. Reporting Person participating in such plan elects to purchase stock with directors' fees, receives an additional 15% in stock and receives an option for three times the number of shares so received.